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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021.

Commission File Number 001-13422

AGNICO EAGLE MINES LIMITED
(Translation of registrant's name into English)
145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

        Note: Regulation S-T Rule 101 (b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

 EXHIBITS

Exhibit No.	Exhibit Description
99.1	Agnico Eagle Mines Limited's Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated March 22, 2021
99.2	Form of Proxy
99.3	Note Purchase Agreement dated April 7, 2020

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO EAGLE MINES LIMITED (Registrant)
Date: March 31, 2021	By:	/s/ CHRIS VOLLMERSHAUSEN Chris Vollmershausen Senior Vice-President, Legal, General Counsel & Corporate Secretary

        Exhibit Number 99.1 submitted with this Form 6-K is hereby incorporated by reference into Agnico Eagle Mines Limited's Registration Statements on Form F-10 (Reg. No. 333-234778), Form F-3D (Reg. No. 333-249203) and Form S-8 (Reg. Nos. 333-130339 and 333-152004).

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EXHIBITS
SIGNATURES